First Pacific Company Limited "FPC Exemption No. 82-836"
HKEX : 00142

SUPPL

ABRIDGE OF MERGER PROPOSAL

In connection with the Merger proposal (hereafter called "Merger ") between PT Intiboga Sejahtera ("IBS") domiciled in Jakarta, PT Bitung Menado Oil Industry ("BML") domiciled in Manado, PT Sawitra Oil Grains ("SOG") domiciled in Jakarta, PT Pratiwimba Utama ("PU") domiciled in Jakarta, PT Gentala Artamas ("GA") domiciled in Jakarta (hereafter IBS, BML, SOG, PU and GA will be referred to as "Merged Companies") with PT Salim Ivomas Pratama ("SIMP", hereafter referred to as "Surviving Company") domiciled in Jakarta. SIMP, IBS, BML, SOG, PU and GA, hereafter referred to as "Merger Participants". In accordance with the Government Regulations of the Republic of Indonesia No. 27, 1998, Article 12 dated 24 February 1998, regarding Merger and takeover, the Board of Directors of the Merger Participants hereby announced the following :

1. **Merger**

This Merger was prepared by the Board of Directors ("BOD") of the Merger Participants in order to obtain the approval from shareholders of each Merger Participants in the Extraordinary General Meeting of Shareholders ("EGM"), which will be held on 16 August 2006.

The BOD of the Merger Participants plan to carry out Merger into SIMP applying the pooling of interest method, in accordance with the Accounting Standard and applicable law in Indonesia, including the tax regulation. The share distribution of the Surviving Company to each Merger Participants will use the fair market value of share of each Merger Participants as of May 31, 2006 ("Cut off Date")

The Merger will be based on the Financial Statements ended 31 May 2006. The financial statements of SIMP, IBS, BML and SOG have been audited by Public Accountants Purwantono, Sarwoko & Sandjaja, while the financial statements of PU and GA have been audited by Public Accountants Johan Malonda & Partners.

The Merger will be executed without any changes in the Articles of Association of SIMP and the Merger Participants has agreed that the effective date of the Merger is 1 June 2006. In accordance with the Company Laws ("UU PT") No. 1, 1998 Article No.107, the Merger Participants will be dissolved without being liquidated, and all assets, liabilities, operations, as well as rights and obligations of the Merged Companies will be transferred by law to the Surviving Company as of 1 June 2006, subject to the approval in the respective EGM of the Merger Participants.

2. Background, purpose and objectives of the Merger

Background :
SIMP engages in the business of oil palm plantation in Indonesia;

IBS, BML and SOG are respectively, engage in processing palm oil-based products and its derivatives, processing and exporting crude coconut oil and its derivatives, trading edible oil and its derivatives, as well as owning storage tank facilities in several cities in Indonesia;

PU and GA are holding companies and respectively are the shareholders of IBS and SOG;

PT Indofood Sukses Makmur Tbk ("Indofood") owns controlling interests direct and indirectly in IBS, BML, SOG, PU and GA. In SIMP, Indofood controls 80%, while PT Birina Multidaya owns 16% and PT Metro Lintas Nusa owns 4%.

The business and operations of SIMP, IBS, BML and SOG represent an integrated value chain. Merger is an alternative to improve efficiency, effectiveness and productivity.

The Board of Directors has considered executing the Merger as a strategic initiative to improve efficiency, effectiveness, and productivity which will increase the company's competitiveness in the edible oils and fats industries domestically and internationally.

Purpose and objectives of the Merger :

(i) to become an integrated producer of edible oils and fats, in order to achieve lower production/operational cost;
(ii) to increase the competitive advantage of the Surviving Company through synergy in production process, especially for cooking oils and margarine products;
(iii) to increase efficiency in production, research and development and marketing;
(iv) to strengthen its financial structure to support the company's business operation in the future;
(v) to obtain fund from third party;
(vi) to streamline the shareholding structure;
(vii) to increase shareholder value.

3. Important Aspects of the Merger

1. Cut off date for the Merger is 31 May 2006, while effective date is 1 June 2006, subject to the approval from EGM, creditors and other authorities (if any) from each Merger Participants.
2. The method of Merger is based on the pooling of interest in accordance with the Accounting Standards.

3. The fair market values of each of the Merger Participants are used to calculate shares conversion factors, due to the fact that the shareholders of Merger Participants are varied.
4. The Surviving Company has agreed not to lay-off permanent employees of the Merged Companies. The policies and/or regulations regarding employment of each Merger Participants will remain unchanged.
5. SIMP shall be the "Surviving Company". The Merged Companies shall dissolve by law without liquidation. All assets, liabilities and operations of the Merged Companies shall be transferred to the Surviving Company. Hence all rights and obligations of the Merged Companies will become the responsibility of the Surviving Company.

4. TAXES

The Surviving Company shall use book values in the transfer of assets of the Merged Companies in accordance with the Minister of Finance of the Republic of Indonesia's Decree No. 422/KMK.04/1998 dated 9 September, 1998 regarding the use of Book Values for Transfer of Assets for Merger, Dissolution or Formation of Businesses, which has been amended with Minister of Finance of the Republic of Indonesia's Decree No. 75/PMK.03/2005 dated 25 August, 2005.

In compliance with the abovementioned decree, the Surviving Company will request for the approval to use book values from the Directorate General of Taxes at the latest 6 (six) months after the Merger .

5. SHARES CONVERSION METHOD

Subsequent to the approval of the shareholders of Merger Participants in their respective EGM, the shareholding of the Merger Participants in the Surviving Company shall be diluted or increased proportionally, according to their percentage of the ownership in the respective Merger Participants, as the result of the shares conversion factor agreed by the BOD of the Merger Participants.

The conversion factor is determined based on the valuation of the fair market value of the shares of the Merger Participants and their respective subsidiaries, conducted by PT Laksa Laksana, an Independent Appraisal company.

As a result of the share conversion, the shareholding structure of the Surviving Company is as follows :

Shareholders	Nominal value per share Rp 1.000.000,-		
	No. of shares	Nominal value (Rp.)	Owned (%)
PT Indofood Sukses Makmur Tbk	202,437	202,437,000,000,-	80
PT Bina Makna Indopratama	9,739	9,739,000,000,-	4
PT Metro Lintas Nusa	8,177	8,177,000,000,-	3

PT Birina Multidaya	32,708	32,708,000,000,-	13
TOTAL	253,061	253,061,000,000,-	100

The method for share conversion has been duly reviewed by the Public Accountant Purwantono, Sarwoko & Sandjaja.

6. Rights and Obligations to Third Party

As a result of the Merger, all rights and obligations of the Merged Companies to Third Party shall be transferred to the Surviving Company on the effective date.

7. Shareholders' Right

The shareholders of Merger Participants, who oppose the motion of EGM, shall exercise their right as stipulated in the Company Laws.

8. The Information of Surviving Company

Shareholders' Equity

Authorized capital	: Rp. 300,000,000,000,-
Issued and fully-paid capital	: Rp. 253,061,000,000,-
Paid in capital	: Rp. 253,061,000,000,-
Nominal value per share	: Rp 1,000,000,-
Total no. of shares	: 253,061 shares

Shareholders Composition:

Shareholders	Share nominal value Rp 1.000.000,-		
	No.of shares	Nominal value (Rp.)	Shareholding (%)
PT Indofood Sukses Makmur Tbk	202,437	202,437,000,000,-	80
PT Bina Makna Indopratama	9,739	9,739,000,000,-	4
PT Metro Lintas Nusa	8,177	8,177,000,000,-	3
PT Birina Multidaya	32,708	32,708,000,000,-	13
TOTAL	253,061	253,061,000,000,-	100

Name, domicile and business operation

Subsequent to the Merger the name, domicile and business operation of the Surviving Company will remain unchanged.

Structure before and after Merger

(Please see attachment)

Board of Directors and Board of Commissioners

Board of Commissioners

President Commissioner	: Cesar M. dela Cruz
Commissioner	: Darmawan Sarsito
Commissioner	: Tjhie Tje Fie

<u>Board of Directors</u>

President Director	: Mulyawan Tjandra
Vice President Director	: Gunadi
Vice President Director	: Moleonoto
Director	: Darjono Koesoemaningrat
Director	: Tan Agustinus Dermawan

9. Affirmation of the Surviving Company

In accordance with the Government regulation of the Republic of Indonesia No. PP 27, 1998 Article No. 11, SIMP as the Surviving Company affirmed that it shall receive and take over all operations, assets and liabilities, as well as rights and obligations of the Merged Companies.

10. Additional Information

For further information please contact :

PT SALIM IVOMAS PRATAMA
Attention : Board of Directors
Graha Inti Fauzi 7th Floor
Jl. Warung Buncit Raya No. 22
Jakarta Selatan
Tel : (021) 791-81889 Fax : (021) 791-82488

Structure before the Merger



ISM
80%
100%
MLN
BMD
BM
4%
16%
SIMP
GAM
100%
1%
80%
SOG
19%
PU
100%
13,95%
80%
IBS
6,05%
80%
BML
20%
Merger
100%
99%
93%
SIL
IIP
KMS
100%
100%- 1
99%
ASL
KGP
SP
CTP
IP
GMR
100%
CNIS

ISM : PT Indofood Sukses Makmur Tbk
SIMP : PT Salim Ivomas Pratama
SOG : PT Sawitra Oil Grains
IBS : PT Intiboga Sejahtera
SIL : Silveron Investment Limited (Mauritius)
BM : PT Binamakna Indopratama
GAM : PT Gentala Arta Mas
PU : PT Pratiwimba Utama
ASL : Asian Synergies Limited (BVI)
BML : Bitung Manado Oil Industry
KGP : PT Kebun Ganda Prima
CNIS : PT Citranusa Intisawit
IIP : PT Indoagri Inti Plantation
SP : PT Serikat Putra
MLN : PT Metro Lintas Nusa
CTP : PT Cibaliung Tunggal Plantations
IP : PT Indriplant
GMR : PT Gunung Mas Raya
KMS : PT Kebun Mandiri Sejahtera
BMD : PT Birina Multidaya

Structure after the Merger



ISM
100%
MLN
BMD
80%
BM
3%
13%
4%
SIMP
100%
99%
93%
SIL
IIP
KMS
99%
100%
100% - 1
ASL
KGP
SP
CTP
IP
GMR
100%
CNIS